UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-44155

Coast Federal Litigation Contingent Payment Rights Trust

(Exact name of registrant as specified in its charter)

E.A. Delle Corporate Center, Montgomery Building,

1011 Center Road, Wilmington, Delaware 19805

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Coast Federal Litigation Contingent

Payment Rights Certificates

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    0

On May 30, 2003, the existence of the Registrant, a Delaware Business Trust, was terminated and by operation of law the Certificates ceased to exist.

Date:	June 10, 2003	By:	Brocton D. Hill, Esq.